Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-165566) on Form S-8 of the Anheuser-Busch InBev SA/NV of our report dated June 19, 2017, with respect to the statement of net assets available for benefits of Anheuser-Busch 401(k) Savings and Retirement Plan as of December 31, 2016, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedules as of December 31, 2016, which report appears in the annual report on Form 11-K of the Anheuser-Busch 401(k) Savings and Retirement Plan for the year ended December 31, 2016.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

June 19, 2017